Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 230.8902 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 24.0884 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 67.5669 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 67.5669 £ 35.535 254.9787 e) Aggregated information - Volume - Total 67.5669 /254.9787 €2,815.17/ £9,060.67 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Matt Close 2 Reason for the notification

a) Position/status President Ice Cream (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 40.9718 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 113.3997 PLC EUR shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 14.8777 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)

c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 128.2774 £ 35.535 40.9718 e) Aggregated information - Volume - Total 128.2774/ 40.9718 € 5,344.68/ £1,455.93 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 199.3999 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 96.7482 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 96.7482 £ 35.535 199.3999 e) Aggregated information - Volume - Total 96.7482 / 199.3999 €4,031.01/ £7,085.67 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS and

London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Foods & Refreshment (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 279.2806 PLC EUR shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 197.5766 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 476.8572 e) Aggregated information - Volume - Total 476.8572 €19,868.25 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status President Beauty & Wellbeing President (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 179.3272 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 53.4879 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 54.2529 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 54.2529 £ 35.535 232.8150 e) Aggregated information

- Volume - Total 54.2529 / 232.8150 €2,260.45/ £8,273.08 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alan Jope 2 Reason for the notification a) Position/status Chief Executive Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 1,424.4673 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP

		conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 624.7844 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 129.7140 PLC ADR shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested.)
c)	Currency	GBP – British Pound, EUR – Euro and USD – United States Dollars
d)	Price(s) and volume(s)	Price(s) / Volume(s): € 41,665 / 624.7844 £ 35,535 / 1,424.4673 $ 43.69 / 129.7140
e)	Aggregated information - Volume - Total	 624.7844 /1,424.4673 /129.7140 €26,031.64/ £50,618.44 / $5,667.20
f)	Date of the transaction	2022/06/16
g)	Place of the transaction	London Stock Exchange – XLON, Amsterdam Stock Exchange – XAMS and New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President South Asia (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 237.0725 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 86.2797 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 87.5260 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional

MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 87.5260 £ 35.535 323.3522 e) Aggregated information - Volume - Total 87.5260 / 323.3522 €3,646.77/ £11,490.32 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief Operating Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 331.5098 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 211.4875 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 211.4875 £ 35.535 331.5098 e) Aggregated information - Volume - Total 211.4875 / 331.5098 €8,811.62 / £11,780.20 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 858.4286 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 472.8778 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £35.535 1,331.3065 e) Aggregated information - Volume - Total 1,331.3065 £47,307.97 f) Date of the transaction 2022/06/16 g) Place of the transaction London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 215.8905 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 87.3301 PLC shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) • 40.8617 PLC shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2019 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award) • 41.4136 PLC EUR shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2019 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 41.4136 £ 35.535 344.0822

e) Aggregated information - Volume - Total 41.4136/ 344.0822 €1,725.50 / £12,226.96 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status President Home Care (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 311.1633 PLC shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 185.7652 PLC EUR shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.665 185.7652 £ 35.535 311.1633 e) Aggregated information - Volume - Total 185.7652 /311.1633 €7,739.90/ £ 11,057.19 f) Date of the transaction 2022/06/16 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification

a) Position/status President, North America (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 326.2070 PLC ADR shares (Dividend equivalents earned on PSP conditional shares were reinvested as additional PSP conditional shares, which will be subject to the same performance conditions as the underlying PSP conditional shares) • 487.3850 PLC ADR shares (Dividend equivalents earned on unconditional BT Bonus Shares were reinvested.) c) Currency USD – United States Dollars d) Price(s) and volume(s) Price(s) Volume(s) $ 43.69 813.5920 e) Aggregated information - Volume - Total 813.5920 $ 35,545.83 f) Date of the transaction 2022/06/16

g) Place of the transaction New York Stock Exchange - XNYS